SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                          -----------------------

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                        GREAT LAKES CHEMICAL CORPORATION
           ------------------------------------------------------
           (Exact name of registrant as specified in its charter)


                    Delaware                            95-1765035
     ----------------------------------------     ----------------------
     (State of incorporation or organization)         (IRS Employer
                                                  Identification Number)

            One Great Lakes Boulevard
                Post Office Box 2200
               West Lafayette, Indiana                      47996
     ----------------------------------------      ---------------------
     (Address of principal executive offices)             (Zip Code)



 Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class         Name of Each Exchange on Which
        to be so Registered         Each Class is to be Registered
        -------------------         ------------------------------
     Rights to Purchase Common      The  New York Stock Exchange
              Stock                 The Pacific Stock Exchange

 Securities to be registered pursuant to Section 12(g) of the Act:  None.


 Item 1.   Description of Registrant's Securities to Be Registered

           On February 15, 1999, the Board of Directors of Great Lakes Chemical Corporation (the "Registrant") adopted a new Shareholder Rights Plan, replacing a similar plan adopted in 1989. The Board redeemed outstanding Rights under the 1989 plan, effective as of the close of business on April 1, 1999, at a redemption price of $.0025 per Right, to be paid on May 3, 1999, to shareholders of record on April 1, 1999 (the "Record Date"). Under the new Shareholder Rights Plan, on February 15, 1999, the Board of Directors of the Registrant, declared a dividend distribution of one Right for each outstanding share of common stock, par value $1.00 per share (the "Common Stock"), of the Registrant to stockholders of record at the close of business on the Record Date. The Board of Directors of the Registrant also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption, exchange or expiration of the Rights. Each Right entitles the registered holder to purchase from the Registrant one share of Common Stock at a Purchase Price of $170.00, subject to adjustment in certain circumstances (the "Purchase Price"). The Purchase Price shall be paid in cash. The description and terms of the Rights are set forth in a Rights Agreement, dated as of February 15, 1999 (the "Rights Agreement"), between the Registrant and Harris Trust Company of New York, as Rights Agent.

           Upon payment of the dividend at the close of business on the Record Date, the Rights will be attached to the certificates representing outstanding shares of Common Stock, and no separate Rights Certificates evidencing the Rights will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of such announcement being the "Stock Acquisition Date"), (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock or (iii) the tenth business day after the Board of Directors determines that a person or group who has acquired 10% or more of the Common Stock of the Registrant is an Adverse Person (the earliest of such dates, the "Distribution Date"). Until the Distribution Date, (i) the Rights will be evidenced by and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after April 1, 1999 upon transfer or new issuance of the Common Stock will contain a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

           The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 1, 2009, unless earlier redeemed by the Registrant as described below.

           As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date will be issued with Rights if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan, or upon the conversion of securities issued after adoption of the Rights Agreement. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

           In the event that (i) a Person becomes the beneficial owner of more than 15% of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock at a price and on terms which a majority of the independent directors of the Registrant determines to be fair to, and otherwise in the best interests of, the stockholders) or (ii) the Board of Directors determines that a person who has acquired 10% or more of the Common Stock of the Registrant is an Adverse Person, at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, a number of shares of Common Stock having a value equal to twice the Right's Purchase Price. Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding sentence, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Registrant as set forth below.

           In the event that following the Stock Acquisition Date, (i) the Registrant is acquired in a merger or consolidation in which the Registrant is not the surviving corporation (other than a merger described in the preceding paragraph or a merger that follows a tender offer determined to be fair to the stockholders of the Registrant, as described in the preceding paragraph) or (ii) 50% or more of the Registrant's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter entitle the holder to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price multiplied by the number of shares of Common Stock issuable upon exercise of a Right prior to the events described in this paragraph (initially, one). The events set forth in this paragraph and in the preceding paragraph are collectively referred to as the "Triggering Events."

           The Purchase Price payable, and the number of shares of Common Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock,
 (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or securities convertible into Common Stock at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

           With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued upon exercise of the Rights and, in lieu thereof, a cash payment will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

           At any time until fifteen days following the Stock Acquisition Date, the Registrant may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment), payable, at the election of the Registrant, in cash or shares of Common Stock.

           Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Registrant, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Registrant or for common stock of an acquiring company as set forth above.

           Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Registrant prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

           As of March 8, 1999 there were 58,384,199 shares of Common Stock outstanding. Each outstanding share of Common Stock on the Record Date will receive one Right. Until the Distribution Date, the Registrant will issue one Right with each share of Common Stock that shall become outstanding so that all such shares will have attached Rights. [o] shares of Common Stock have been reserved for issuance upon exercise of the Rights.

           The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Registrant on terms not approved by the Registrant's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Registrant since the Board of Directors may, at its option, at any time until fifteen days following the Stock Acquisition Date, redeem all, but not less than all, of the then outstanding Rights at the applicable redemption price.

           The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (which includes as Exhibit A the Form of Rights Certificate), a copy of which is incorporated herein by reference to Exhibit 4.1 to this registration statement. Copies of the Rights Agreement will be available free of charge from the Registrant.

 Item 2.   Exhibits

 The following documents are filed as exhibits to this registration statement.

      4.1 Rights Agreement, dated as of February 15, 1999, between the Registrant and Harris Trust Company of New York, as Rights Agent, which includes as Exhibit A thereto the Form of Rights
           Certificate.

      99   Press Release dated February 15, 1999.



                                 Signature

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.


 March 23, 1999              GREAT LAKES CHEMICAL CORPORATION
                             (Registrant)


                             By:  /s/ Mark E. Tomkins
                                ---------------------------------
                                Name:  Mark E. Tomkins
                                Title: Senior Vice President and Chief
                                       Financial Officer



                               Exhibit Index


 Exhibit    Description                                              Page
 -------    -----------                                              ----
 4.1        Rights Agreement, dated as of February 15, 1999,         N/A
            between the Registrant and Harris Trust Company of New York, as Rights Agent, which includes as Exhibit A thereto the Form of Rights Certificate.

 99         Press Release dated February 15, 1999.                   N/A